UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transaction period from              to

Commission file number: 1-05837

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL

RETIREMENT AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE NEW YORK TIMES COMPANY

620 Eighth Avenue

New York, New York 10018

Note:	All schedules other than those listed above have been omitted because they are not applicable or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the ERISA Management Committee & the Plan Administrator

The New York Times Companies Supplemental Retirement and Investment Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of The New York Times Companies Supplemental Retirement and Investment Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
New York, New York
June 25, 2010

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL

RETIREMENT AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2009	December 31, 2008

Assets
Investments, at fair value	$368,798,630	$288,167,195
Plan interest in Master Trust investments	119,482,678	127,467,184

Total investments	488,281,308	415,634,379

Receivables:
Participant contributions	155,486	204,224
Employer contributions	158,324	71,328

Total receivables	313,810	275,552

Net assets available for benefit at fair value	488,595,118	415,909,931
Adjustment from fair value to contract value for fully benefit-responsive investment contract	15,328	1,791,836

Net assets available for benefits	$488,610,446	$417,701,767

See notes to financial statements.

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL

RETIREMENT AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2009

Additions
Contributions:
Participant contributions	$20,435,872
Employer contributions	11,458,437
Rollovers	504,460

Total contributions	32,398,769

Investment income:
Net appreciation in fair value of investments	74,147,345
Dividend income	6,209,183
Plan interest in Master Trust investment income	3,915,499
Interest from participant loans	467,041

Net investment income	84,739,068

Other:
Asset transfers in	94,595
Other additions	39,267

Total other	133,862

Total additions	117,271,699

Deductions

Benefits paid to participants	45,947,590
Asset transfers out	254,322
Administrative expenses	138,101
Other deductions	23,007

Total deductions	46,363,020

Net increase in assets available for benefits	70,908,679

Net assets available for benefits:
Beginning of year	417,701,767

End of year	$488,610,446

See notes to financial statements.

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL

RETIREMENT AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of The New York Times Companies Supplemental Retirement and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan for the benefit of certain eligible employees, as defined in the Plan document, of The New York Times Company (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The authority to manage, control and interpret the Plan is vested in the ERISA Management Committee (the “Committee”) of the Company. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan.

The Committee appoints the Plan Administrator (“Plan Administrator”). The “named fiduciary” within the meaning of ERISA comprises the Committee, the Plan Administrator, and the Pension Investment Committee. The authority to manage the investment of the Plan assets is vested in the Pension Investment Committee of the Company.

Certain of the Plan’s investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of The Master Trust for The New York Times Companies Supplemental Retirement and Investment Plan, The New York Times Company Excluded Guild Plan, the Worcester Telegram & Gazette Supplemental Retirement and Investment Plan, The New York Times Company Payroll Investment Plan and the International Herald Tribune, S.A. Pension Plan for U.S. Citizens Members of the National Journalists Union Employees (the “Master Trust”). See Note 3 for a discussion of the Master Trust.

Eligibility – Employees, as defined in the Plan document, are eligible to become participants in the Plan as of the first day of the month following the month of hire, except as defined in the Plan document.

Eligibility to contribute to the Plan is temporarily suspended, as defined in the Plan document, when a participant makes a hardship withdrawal. In addition, certain changes in the status of an employee may make him or her ineligible to become, or continue as, a participant.

Participant contributions – An account is maintained for each participant in the Plan. A participant may elect to contribute, through payroll deductions, subject to certain limitations, from 1% to 20% (in increments of 1%) of his or her eligible earnings (“Before-Tax Contributions”), as defined in the Plan document. Before-Tax Contributions are deducted from participants’ pay before federal and (in most cases) state and local income taxes are calculated. If the Before-Tax Contributions are less than 20% of the participant’s eligible earnings, the participant may elect to make after-tax contributions from 1% to 20% (in increments of 1%) of his or her eligible earnings (“After-Tax Contributions”). The combined Before-Tax and After-Tax Contributions on behalf of a participant cannot exceed 20% of the participant’s eligible earnings. Participants who have attained age 50 are permitted to make catch-up contributions in an amount specified by the Internal Revenue Service (“Before-Tax Catch-Up Contributions”). In addition, effective January 1, 2009, eligible participants will be allowed to make Roth contributions and Roth Catch-Up contributions (“Roth Contributions”). The combined amount of Before-Tax Contributions, After-Tax Contributions and Roth Contributions on behalf of that participant shall not exceed 20% of the participant’s eligible earnings. Roth Contributions are contributions that are designated irrevocably by the participant at the time of the cash or deferred election as a Roth Contribution. Roth Contributions are made in lieu of all or a portion of the Before-Tax Contributions and/or Before-Tax Catch-Up Contributions the participant is otherwise eligible to make under the Plan. Roth Contributions are treated by the Company as includible in the participant’s income at the time the participant would have received that amount in cash if the participant had not made the election. All Roth Contributions shall be treated as elective deferrals for all purposes under the Plan.

Employer Contributions:

Employer Matching Contributions – Prior to January 1, 2009, during each month that a participant contributed to the Plan, the Company contributed an amount equal to 50% of his or her Before-Tax and After-Tax Contributions up to 6% of the participant’s eligible earnings as defined in the Plan document (“Employer Matching Contributions”). These contributions are subject to the vesting schedule as defined in the Plan document.

Safe Harbor Matching Contributions – Effective January 1, 2009, the Plan was amended to be designated as a safe harbor plan. As a result the matching contribution formula has changed. The Company will now match (i) $1.00 for each dollar of participant contributions up to 3% of the participant’s eligible earnings, plus (ii) $0.75 for each dollar of participant contributions up to the next 2% of the participant’s eligible earnings, plus (iii) $0.50 for each dollar of participant contributions up to the next 1% of the participant’s eligible earnings for the Plan Year, as defined in the Plan document (“Safe Harbor Matching Contributions”). The total Safe Harbor Matching Contributions on the first 6% contributed by a participant will equal 5% of the participant’s eligible earnings. Safe Harbor Matching Contributions are fully vested when made.

The Safe Harbor Matching Contribution is allocated in cash and Company stock – 60% of each dollar is deposited in cash to each participant’s account each pay period, and the remaining 40% of each dollar is deposited to each participant’s account semi-annually as units of The New York Times Company Stock Fund (“NYT Company Stock Fund”), which is a unitized Company stock fund. Participants are able to keep their contributions invested in the NYT Company Stock Fund, or transfer its value into any of the other investment options under the Plan. The Plan permits participants to be able to direct that up to 10% of future contributions shall be invested in the NYT Company Stock Fund, or to transfer up to 10% of their existing account balance into the NYT Company Stock Fund. Upon distribution of a participant’s account, he or she may request a distribution in-kind of any interest in the NYT Company Stock Fund. A participant who requests a loan will have the value of his/her units in the NYT Company Stock Fund taken into account when determining the maximum loan available, but the loan shall not be funded from the NYT Company Stock Fund.

Employer Basic Contributions – For new employees hired on or after January 1, 2009 and those rehired after December 31, 2008, who in each case has satisfied the eligibility requirements outlined in the Plan document, the Company will make a cash contribution equal to 3% of such participant’s eligible earnings (“Employer Basic Contributions”). Employer Basic Contributions are only made for participants who are employed by the Company on the last day of the Plan Year, or for participants who terminate employment prior to the last day of the Plan Year on account of death, disability or retirement.

Participant accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, Safe Harbor Matching Contributions and Employer Basic Contributions. Participant’s accounts are also credited with Plan earnings and charged for Plan losses, based on the participant’s account balances. Certain administrative expenses may also be charged to a participant’s account, such as loan fees or fees for processing domestic relations orders. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their account into various investment options offered by the Plan. The Plan currently offers twenty-one mutual funds (registered investment companies), one common/collective trust, the Master Trust investment and, effective June 30, 2009, the NYT Company Stock Fund as investment options for participants.

Vesting – Participants are fully vested in their contributions and the Safe Harbor Matching Contributions. A participant becomes 40% vested in his or her Employer Matching Contributions and the Employer Basic Contributions upon completion of one year of vesting service. A year of vesting service is defined by the Plan document as the twelve-month period beginning with the employee’s date of hire or rehire, and each one year anniversary thereof, until the employee quits, retires or is discharged, or if earlier, the twelve-month anniversary of any other absence. The participant receives an additional 15% vesting credit upon the completion of each additional year of vesting service, thereby becoming 100% vested after completing five years of vesting service, as defined in the Plan document. Nonvested Employer Matching Contributions and Employer Basic Contributions that are forfeited are applied against future Safe Harbor Matching Contributions and Employer Basic Contributions.

Loans – The Trustee may make loans to participants pursuant to loan procedures adopted by the Committee. The loan will be funded from the participant’s Plan investments on a proportionate basis, from Before-Tax Contributions first, followed by Employer Matching Contributions, Safe Harbor Matching Contributions, rollovers, After-Tax Contributions, Roth Contributions and vested Employer Basic Contributions. There are two types of loans available from the Plan. A general-purpose loan is available for any reason. A residential loan is available for the purchase or the construction of the participant’s principal residence. Only two loans may be outstanding to any one participant at a time. The minimum loan amount is $1,000 and the maximum loan amount will be the lesser of: (i) 50% of the participant’s vested account balance, or (ii) $50,000 minus the highest outstanding loan balance in the last 12 months. Loans are secured by up to 50% of a participant’s vested account balance upon inception of the loan. The proceeds for the loan will be taken pro-rata from each of the investment funds in which the participant’s accounts are invested, except for the NYT Company Stock Fund.

The interest rate charged for a loan is one percentage point above the Prime Rate as provided by Vanguard as published by Reuters on the first day of the month in which the loan is initiated. Interest rates on loans outstanding as of December 31, 2009 ranged from 4.25% to 10.5%.

Loan repayments are made through automatic payroll deductions beginning no later than the first payroll period of the second month after the loan check is mailed. General-purpose loans must be paid back within 60 months and the residential loans must be paid back within 15 years. There is no prepayment penalty. Outstanding loans will be declared due and payable upon termination of the participant’s employment. Retirees are offered the option to repay their loans over time.

Payment of benefits – A participant’s vested account is payable upon termination, retirement, disability or death. Upon distribution of the vested portion of the participant’s Employer Matching Contribution and Employer Basic Contribution accounts, the nonvested portion of such accounts is forfeited. The participant, or designated beneficiary upon the participant’s death, may choose to receive a lump-sum payment or installment payments.

Prior to a participant’s termination, retirement, disability or death, the Plan allows the following partial or full withdrawals:

(a)	A participant may withdraw his or her After-Tax Contributions. After-Tax Contributions made before January 1, 1987 can be withdrawn without any allocable earnings. After-Tax Contributions which were subject to the Employer Matching Contribution or Safe Harbor Matching Contribution can be withdrawn only after unmatched After-Tax Contributions are withdrawn. Withdrawals of matched After-Tax Contributions will subject the participant to a six month suspension period. Withdrawals of After-Tax Contributions made after January 1, 1987 include a percentage of earnings on those contributions.

(b)	A participant may withdraw Before-Tax Contributions only upon presenting proof of hardship to and receiving approval from the Plan Administrator. In the event of a hardship withdrawal, the Participant will be suspended from making contributions to the Plan for a period of six months.

(c)	A participant who has attained age 59 1/2 may withdraw the entire vested amount of his or her account.

Forfeited accounts – Forfeited accounts include amounts from nonvested Employer Matching Contributions, nonvested Employer Basic Contributions and from uncashed benefit payments. Forfeited amounts from uncashed benefit payments are included as “Other additions” in the Statement of Changes in Net Assets Available for Benefits. As of December 31, 2009 and 2008, the balance in the forfeiture account totaled $19,981 and $52,205, respectively. These amounts are used to reduce future Safe Harbor Matching Contributions and Employer Basic Contributions. During the year ended December 31, 2009, Safe Harbor Matching Contributions were reduced by $251,561.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan:

Basis of accounting – The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and uncertainties – The Plan provides for various investment securities, which include investments in any combination of registered investment companies, equities, fixed income securities and a guaranteed investment contract. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements.

Investment valuation and income recognition – All investments in the Plan are stated at fair value, except for the investment contract held by the Master Trust, which is valued at contract value. See Note 3 for a discussion of the Master Trust.

All security transactions are accounted for on the date securities are purchased or sold (trade date). The net change in the difference between the market value and cost of investments is reflected as net unrealized appreciation or depreciation on investments in the periods in which such changes occur. Realized gains and losses are recorded as the differences between the original purchase price of the investment and the sales price of the investment. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date, which is the date preceding the record date allowing for settlement period.

Contracts held by a defined contribution plan are required to be reported at fair value with an offsetting asset or liability netting to contract value in the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive contracts.

Fair value is the price that would be received upon the sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The transaction would be in the principal or most advantageous market for the asset or liability, based on assumptions that a market participant would use in pricing the asset or liability.

The fair value hierarchy consists of three levels. The following provides a description of the three levels of inputs that may be used to measure fair value, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Registered investment companies:

The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end.

Level 2 – Inputs to the valuation methodology are other than quoted prices available in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/collective trusts:

Common/collective trusts represent investments with various investment managers. The respective fair values of these investments are determined by reference to the trusts’ underlying assets which are principally guaranteed investment contracts and short-term investments. Units held in common/collective trusts are valued at the unit value as reported by the investment managers.

Guaranteed investment contract:

Traditional investment contracts issued by insurance companies and banks are nontransferable, but provide for benefit-responsive withdrawals by Plan participants at contract value. For the traditional investment contract within the Master Trust, fair value comprises the expected future cash flows under the contract discounted to present value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate is fixed for the life of the investment.

Money market funds:

The money market fund within the Master Trust is valued using amortized costs, which approximates the current fair value of the security.

NYT Company Stock Fund:

The fair value of the NYT Company Stock Fund is determined by reference to its underlying assets, which are the Company’s Class A Common Stock and interests in a registered investment company. The Company’s Common Stock and interests in a registered investment company are valued at quoted market prices in an exchange and active market. Unit values of the NYT Company Stock Fund are determined by dividing the fund’s net assets by its outstanding units.

Participant loans:

Participant loans are valued at cost, which approximates fair value.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

Administrative expenses – All Trustee, investment management fees and other fund and Plan expenses for all investment options are paid from the assets of the Plan, except for the Templeton Emerging Markets series and the Lord Abbett Small Cap Value Fund. Incremental fees for these two funds are allocated quarterly and .15% of such fees are charged to each participant investing in these funds. Participants who take out loans pay an administrative fee. Other expenses are paid by the Company.

Payment of benefits – Benefit payments to participants are recorded when paid.

NOTE 3 – MASTER TRUST

Certain of the Plan’s investment assets are held in a trust account of the Trustee and consist of an undivided interest in an investment account of the Master Trust.

The plans that participated in the Master Trust for the year ended December 31, 2009 and 2008 were as follows:

•	The New York Times Companies Supplemental Retirement and Investment Plan

•	The New York Times Company Excluded Guild Plan

•	Worcester Telegram & Gazette Supplemental Retirement and Investment Plan

•	The New York Times Company Payroll Investment Plan

•	International Herald Tribune, S.A. Pension Plan for U.S. Citizens Members of the National Journalists Union Employees

Use of the Master Trust permits the commingling of multiple plans’ assets maintained by a single controlled group of companies for investment and administrative purposes. Although assets of participating plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to each participating plan. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Master Trust was established by the Company and is administered by the Trustee. The Master Trust holds the assets of each plan that comprise the Fixed Income Fund (“Fixed Income Fund”). The Fixed Income Fund includes investments in a common/collective trust, an investment with an insurance carrier in a guaranteed investment contract (the “guaranteed investment contract” or “contract”), and a money market fund.

The guaranteed investment contract is a fully benefit-responsive investment contract, which is a simple interest contract with annual interest payouts. Contributions to the guaranteed investment contract are held in a fixed dollar account, which is credited for interest or any dividends and charged for participant benefits or administrative expenses. The guaranteed investment contract represents assets maintained for the benefit of the participating plans under the Master Trust. The allocation of interest income under the guaranteed investment contract is determined on the basis of each participating plan’s proportionate share of the Master Trust’s assets. The Plan’s beneficial interest in the investment of the Master Trust is determined on the basis of the initial asset contribution to the Master Trust, adjusted for subsequent contributions, allocated investment income/(loss) and allocated and unallocated expenses. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon daily balances invested by each plan.

For the year ended December 31, 2009, the average yield on the aggregate guaranteed investment contract was 3.03%. The crediting interest rate of the guaranteed investment contract outstanding as of December 31, 2009 and December 31, 2008 was 5.07%. The crediting interest rate is fixed over the term to maturity of the contract. Under the Master Trust, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment. For participant accounts invested under the contract, withdrawals will be paid at contract value for benefits upon death, retirement, disability or termination of employment and for hardship, in-service and loan withdrawals as permitted under the Plan. Withdrawals can also be initiated by the Company for certain events including, but not limited to, total or partial plan termination, mergers, spin-offs, lay-offs, early retirement incentive programs, sales or closings of all or part of the Company’s operations, which may limit the ability of the Plan to transact at contract value. The Company does not believe any events that may limit the ability of the Plan to transact at contract value are probable. There are no reserves against contract value for credit risk or the contract issuer or otherwise.

The following table sets forth the Master Trust’s net assets.

	December 31, 2009	December 31, 2008
Assets
Master Trust investments, at fair value:
Common/collective trust	$129,054,317	$136,299,437
Money market fund	3,062,042	4,494,562
Guaranteed investment contract	1,897,378	1,904,677

Net assets available of the Master Trust at fair value	134,013,737	142,698,676

Adjustment from fair value to contract value for fully benefit-responsive investment contract	17,192	2,005,918

Net assets available of the Master Trust at contract value	$134,030,929	$144,704,594

Plan interest in Master Trust investments	$119,498,006	$129,259,020

Plan interest in the Master Trust investments as a percentage of total	89%	89%

The following table sets forth the Master Trust’s net investment income and the Plan’s interest in the Master Trust’s net investment income.

For the year ended December 31, 2009
Common/collective trust	$4,258,855
Money market fund	25,191
Guaranteed investment contract	96,360

$4,380,406

Plan interest in Master Trust net investment income	$3,915,499

NOTE 4 – INVESTMENTS

The fair value of the Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31, 2009	December 31, 2008
Registered investment companies:
Dodge & Cox Income Fund	$42,221,072	$34,357,992
Lord Abbett Small Cap Value Fund	28,871,162	24,934,897
Vanguard 500 Index Investment	73,343,613	60,794,945
Vanguard Asset Allocation Investment	27,758,832	26,579,568
Vanguard International Growth Fund Investment	29,215,329	*

Common/collective trust:
Russell Equity I Fund	$46,955,505	$41,866,065

Plan interest in Master Trust investments	$119,482,678	$127,467,184

*	Below 5% of net assets available for benefits.

During 2009, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

For the year ended December 31, 2009
Registered investment companies	$60,438,688
Common/collective trust	11,168,324
NYT Company Stock Fund	2,540,333

Net appreciation in fair value of investments	$74,147,345

NOTE 5 – FAIR VALUE MEASUREMENTS

The following sets forth the Plan’s investments stated at fair value on a recurring basis by their fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2009
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Fair Value
Registered investment companies:
Domestic stock funds	$145,141,329	$—	$—	$145,141,329
Balanced funds	72,750,695	—	—	72,750,695
International stock funds	47,543,275	—	—	47,543,275
Fixed income fund	42,221,072	—	—	42,221,072
Other fund	22,335	—	—	22,335

Total Registered investment companies	307,678,706	—	—	307,678,706
Common/collective trust	—	46,955,505	—	46,955,505
Participant loans	—	7,705,703	—	7,705,703
NYT Company Stock Fund	—	6,458,716	—	6,458,716

Total	$307,678,706	$61,119,924	$—	$368,798,630

	Investment Assets at Fair Value as of December 31, 2008
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Fair Value
Registered investment companies:
Domestic stock funds	$116,388,635	$—	$—	$116,388,635
Balanced funds	58,967,845	—	—	58,967,845
International stock funds	28,782,779	—	—	28,782,779
Fixed income fund	34,357,992	—	—	34,357,992
Other fund	52,205	—	—	52,205

Total Registered investment companies	238,549,456	—	—	238,549,456
Common/collective trust	—	41,866,065	—	41,866,065
Participant loans	—	7,751,674	—	7,751,674

Total	$238,549,456	$49,617,739	$—	$288,167,195

The following sets forth the Master Trust’s investments stated at fair value on a recurring basis by their fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2009
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Fair Value
Common/collective trust	$15,951,114	$113,103,203	$—	$129,054,317
Money market fund	—	3,062,042	—	3,062,042
Guaranteed investment contract	—	1,897,378	—	1,897,378

Total	$15,951,114	$118,062,623	$—	$134,013,737

	Investment Assets at Fair Value as of December 31, 2008
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Fair Value
Common/collective trust	$14,341,626	$121,957,811	$—	$136,299,437
Money market fund	—	4,494,562	—	4,494,562
Guaranteed investment contract	—	1,904,677	—	1,904,677

Total	$14,341,626	$128,357,050	$—	$142,698,676

NOTE 6 – PLAN TRANSFERS

Asset transfers in – During 2009, assets of $94,595 were transferred into the Plan from another Company-sponsored plan, principally due to the change in employee status for certain participants resulting in the transfer of their account balances from a union plan to the Plan.

Asset transfers out – During 2009, assets of $254,322 were also transferred from the Plan to another Company-sponsored plan, principally due to the change in employee status for a participant resulting in the transfer of her account balance from the Plan to a union plan.

NOTE 7 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies that are managed by an affiliate of the Trustee. These investments include the 500 Index Investment, Asset Allocation Investment, Capital Opportunity, International Growth Fund, Prime Money Market, Target Retirement 2005, Target Retirement 2010, Target Retirement 2015, Target Retirement 2020, Target Retirement 2025, Target Retirement 2030, Target Retirement 2035, Target Retirement 2040, Target Retirement 2045, Target Retirement 2050 and Target Retirement Income. Transactions in such investments qualify as party-in-interest transactions. Fees paid by the Plan for administrative services, including investment advisory and management fees, to the Trustee and its affiliate amounted to $138,101 for the year ended December 31, 2009.

As of December 31, 2009, the Plan had $6,458,716, or 1.3%, of its total net assets invested in the NYT Company Stock Fund. Investments in shares of the Company’s Class A Common Stock qualify as party-in-interest transactions. The NYT Company Stock Fund held approximately 522,550 shares of the Company’s Class A Common Stock as of December 31, 2009.

An affiliate of the Trustee manages certain investments within the Master Trust. These investments include the Retirement Savings Trust II, a common/collective trust, and the Prime Money Market Institution, a money market fund. Fees associated with the management of these funds qualify as party-in-interest transactions and were $4,872 for the year ended December 31, 2009. An affiliate of the Trustee also served as a counterparty to the Master Trust’s guaranteed investment contract as of December 31, 2009 and 2008.

In addition, participants who are active employees may borrow from their accounts and such loans qualify as party-in-interest transactions.

All party-in-interest transactions noted above are deemed exempt from the prohibited transaction rules.

NOTE 8 – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated October 18, 2002, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed in compliance with the applicable requirements of the IRC. The Plan Administrator believes that the Plan is being operated in accordance with its terms. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 9 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated or upon the complete discontinuance of contributions under the Plan, the value of each participant’s interest, which includes the participant’s contributions and the Employer Matching Contributions, Employer Basic Contributions and Safe Harbor Matching Contributions will be fully vested. Each participant’s interest will be distributed in accordance with the terms of the Plan.

NOTE 10 – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

There are no differences between the financial statements and Form 5500 for the year ended December 31, 2009.

NOTE 11 – SUBSEQUENT EVENTS

Employer Basic Contributions – Effective January 1, 2010, the Company will make a cash contribution equal to 3% of a participant’s eligible earnings to all participants meeting the eligibility requirements, as defined in the Plan document, who is employed by the Company on the last day of the Plan Year or who terminates employment prior to the last day of the Plan Year on account of death, disability or retirement. This contribution will be subject to the vesting schedule as defined in the Plan document.

In addition, effective January 1, 2010, the Plan was amended to expand the definition of earnings used to determine the Employer Basic Contributions. Earnings will now include any bonuses received by participants in the Plan Year.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500, SCHEDULE H, PART IV, Line 4(i)

AS OF DECEMBER 31, 2009

Plan Name: The New York Times Companies Supplemental Retirement and Investment Plan

Plan Number: 014

Sponsor Name: The New York Times Company

Sponsor Employer Identification Number: 13-1102020

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Registered investment companies:

	Dodge and Cox Income Fund	3,257,799 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		$42,221,072

	Dodge & Cox Stock Fund	190,488 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		18,313,527

	Lord Abett Small Cap Value Fund	1,096,929 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		28,871,162

	Putnam New Opportunities	213,465 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		9,055,170

	Templeton Emerging Markets	1,271,891 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		18,327,946

*	Vanguard 500 Index Investment	714,363 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		73,343,612

*	Vanguard Asset Allocation Investment	1,289,309 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		27,758,832

*	Vanguard Capital Opportunity	517,905 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		15,557,858

*	Vanguard International Growth Fund Invesment	1,719,560 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		29,215,329

*	Vanguard Prime Money Market	22,335 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		22,335

*	Vanguard Target Retirement 2005	149,713 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		1,643,851

*	Vanguard Target Retirement 2010	214,334 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		4,398,124

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Registered investment companies:

*	Vanguard Target Retirement 2015	792,200 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		8,959,777

*	Vanguard Target Retirement 2020	343,542 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		6,857,101

*	Vanguard Target Retirement 2025	518,728 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		5,871,999

*	Vanguard Target Retirement 2030	215,230 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		4,156,096

*	Vanguard Target Retirement 2035	325,782 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		3,785,588

*	Vanguard Target Retirement 2040	179,990 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		3,428,812

*	Vanguard Target Retirement 2045	122,685 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		1,474,676

*	Vanguard Target Retirement 2050	29,932 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		571,992

*	Vanguard Target Retirement Income	362,970 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		3,843,847

				307,678,706

	Common/collective trust:

	Russell Equity I Fund	2,157,882 units. There is no maturity date, rate of interest, collateral, par or maturity value.		46,955,505

*	Participant loans	Participant loans (maturing 2010 to 2024 at interest rates of 4.25% to 10.5%). Collateralized by participant’s account balance.		7,705,703

*	NYT Company Stock Fund	291,195 units. Unitized stock fund. There is no maturity date, rate of interest, collateral, par or maturity value.		6,458,716

	Total			$368,798,630

*	A party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and is therefore not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2010

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL RETIREMENT AND INVESTMENT PLAN

By:	/s/ R. ANTHONY BENTEN R. Anthony Benten Chairman, ERISA Management Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of BDO Seidman, LLP, independent registered public accounting firm